UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, reports changes in its management.

Mr. Eyal Ronen will be appointed as Executive Vice President of Business Development of Evogene, effective as of June 12, 2022.

Mr. Ronen brings over 20 years of extensive business development experience at various companies operating both in Israel and internationally, and focused on the biotech space. His prior experience includes Vice President of Business Development at TransAlgae from 2020 to 2022, Vice President of Sales, Marketing, and Business Development at Fotonica from 2018 to 2020, VP of Sales at STK Bio Ag Technologies from 2015 to 2018, CTO and Co-Founder at Seanovo from 2014 to 2016, Growth Department Manager at Gadot from 2012 to 2015, Director of South America at Haifa Chemicals from 2003 to 2012 and Agronomist at ICL Group from 1999 to 2003. Mr. Ronen holds a B.Sc in Agronomy, crop protection from the Hebrew University of Jerusalem, an M.Sc. in Agronomy, Biomass accumulation in tobacco plants as affected by photosynthetic factors & plant nutrients from the Hebrew University of Jerusalem, and an MBA in Executive Master in Business Administration from the Haifa University.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2022	EVOGENE LTD. (Registrant) By: /s/ Yaron Eldad Yaron Eldad Chief Financial Officer